UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

KOHL’S CORPORATION

(Exact name of registrant as specified in its charter)

Wisconsin	001-11084	39-1630919

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

N56 W17000 Ridgewood Drive Menomonee Falls, Wisconsin	53051

(Address of principal executive offices)	(Zip Code)

Jason J. Kelroy (SVP, Assistant General Counsel)	(262) 703-7000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

√	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01 Conflict Minerals Disclosure and Report
Overview

Unless the context indicates otherwise, the terms “Kohl’s,” “we,” “us” and “our” refer to Kohl’s Corporation and its consolidated subsidiaries.
As used herein, “Conflict Minerals” are gold, columbite-tantalite, cassiterite, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivatives.
Applicability of the Conflict Minerals Rule to Our Company
We operate family-focused, value-oriented department stores and a website (www.kohls.com) that sell moderately priced private, exclusive and national brand apparel, footwear, accessories, beauty and home products. Many of the products that we sell are third-party, national brand products that are available from many retailers, including Kohl’s. We also sell private and exclusive brands that can be found only at Kohl’s. Most of our private brands are well-known established brands such as Apt. 9, Croft & Barrow, Jumping Beans, SO and Sonoma Life + Style. Our exclusive brands generally are developed and marketed through exclusive license agreements with nationally-recognized brands and personalities like Food Network, Jennifer Lopez, Marc Anthony, Rock & Republic and Simply Vera Vera Wang.

We believe that we are subject to the Conflict Minerals Rule because of the degree of influence that we exercise over some of the materials, parts, ingredients or components of some of the private and exclusive brand products that are manufactured for us and that contain necessary Conflict Minerals. However, for some of our private and exclusive brand products, we exercise no influence over the materials, parts, ingredients or components of the products. Our involvement with those products is limited to having the manufacturer affix our private or exclusive brand name to the products. Those products and the related suppliers are therefore not in-scope for purposes of our compliance with the Conflict Minerals Rule. We do not manufacture any products.

We do not directly source Conflict Minerals from mines, smelters or refiners and believe that we are many levels removed from these market participants. We therefore have limited influence over these upstream actors. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain and competitive factors affecting our supplier base, we have challenges identifying actors upstream from our direct suppliers. However, through the efforts described below, we seek to ensure that our private and exclusive brand suppliers’ sourcing practices are consistent with our Conflict Minerals Policy (which is defined and described below).

Our Conflict Minerals Policy

We are committed to being a responsible corporate citizen and are opposed to human rights abuses. To this end, we have adopted a company policy for the supply chain of Conflict Minerals (“Conflict Minerals Policy”).
The Conflict Minerals Policy includes, but is not limited to, our expectations that our private and exclusive brand suppliers:

1.	Adopt and maintain a policy to reasonably assure that the Conflict Minerals in the products supplied to Kohl’s are conflict free.

2.
Establish their own due diligence programs to ensure conflict-free supply chains and take any other steps necessary to abide by the contractual certifications, warranties, covenants and representations provided to Kohl’s. Supplier due diligence programs are expected to be designed in conformity with the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals From Conflict-Affected and High-Risk Areas.

3.
Cooperate with our Conflict Minerals due diligence process, including by providing us, from time to time, with written certifications and other information concerning the origin of Conflict Minerals included in products supplied to Kohl’s. As part of our process, suppliers of Kohl’s private and exclusive-brand products will be expected to complete the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template.

4.	Support industry efforts to enhance traceability and responsible practices in global mineral supply chains.

Conflict Minerals Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website:

http://www.kohlscorporation.com/InvestorRelations/corporate-governance.htm.

The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this report or the Conflict Minerals Report.

We have filed a Conflict Minerals Report because, for 2013, our in-scope products had necessary Conflict Minerals of undetermined origin. However, none of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Kohl’s Corporation

/s/ Peggy Eskenasi	May 30, 2014
By: Peggy Eskenasi	Date
Title: Senior EVP, Product Development

EXHIBIT INDEX

Exhibit	Description
1.02	Conflict Minerals Report for the calendar year ended December 31, 2013